Exhibit 99.a

FOR IMMEDIATE RELEASE

June 20, 2005

NOVA Chemicals to record additional insurance impact in second quarter

Pittsburgh, PA – NOVA Chemicals Corporation today announced it plans to accrue a one-time, non-cash expense of U.S. $22 million before-tax ($15 million after-tax) in the second quarter of 2005, related to its share of estimated incremental costs over the next five years in the insurance pools in which it participates.

NOVA Chemicals is one of many participants in OIL and sEnergy – two mutual insurance companies formed to insure against catastrophic risks.  Due to recent losses incurred by OIL and sEnergy that are related to participants other than NOVA Chemicals, the company will be required to pay higher future premiums.

“This one-time charge was precipitated by a recent change in accounting practices and is related to liabilities arising out of substantial insurable losses occurring in the insurance company shareholder groups in 2004 and early 2005,” said Larry MacDonald, NOVA Chemicals’ Senior Vice President and Chief Financial Officer.

NOVA Chemicals produces commodity plastics and chemicals that are essential to everyday life.  Our employees develop and manufacture materials for customers worldwide who produce consumer, industrial and packaging products.  We work with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship.  Company shares are traded on the Toronto and New York stock exchanges as NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Greg Wilkinson – Vice President, Public Affairs

Tel: 412.490.4166

E-mail:  wilkinga@novachem.com

Investor Relations inquiries, please contact:

Chris Bezaire – Vice President, Investor Relations

Tel: 412.490.5070

E-mail: chris.bezaire@novachem.com

Forward-Looking Information

The information in this press release contains forward-looking statements, including the statement that NOVA Chemicals plans to accrue a one-time, non-cash expense of U.S. $22 million before-tax ($15 million after-tax) in the second quarter of 2005, related to its share of incremental costs in the insurance pools in which it participates.  By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements.  These risks and uncertainties include:  uncertainties regarding the amounts of future premiums that shareholders of OIL and sEnergy will be required to pay; uncertainties with respect to the determination of the cost of this liability for NOVA Chemicals and the obligations (including timing) for accruing this expense; and other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals and its subsidiaries or affiliated companies.

Responsible Care® is a registered trademark of the Canadian Chemical Producers’ Association in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.